EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
(000’s, except per share data)	2005	2004
Net Income	$2,710	$2,806
Less: Dividend Requirements on Preferred Stock	39	59

Net Income Applicable to Common Stock	$2,671	$2,747

Average Number of Common Shares Outstanding – Basic	5,533	5,494

Dilutive Effect of Stock Options and Restricted Stock	16	15

Average Number of Common Shares Outstanding – Diluted	5,549	5,509

Earnings Per Share – Basic	$0.48	$0.50

Earnings Per Share – Diluted	$0.48	$0.50